SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                           FORM 8-A/A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

           PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                SECURITIES EXCHANGE ACT OF 1934

                    Durco International Inc.
             (to be renamed Flowserve Corporation)
       --------------------------------------------------
     (Exact name of registrant as specified in its charter)

          New York                      31-0267900
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(State of incorporation   (I.R.S. Employer Identification No.)
   or organization)

   3100 Research Boulevard, Dayton, Ohio            45420
-----------------------------------------------------------
(Address of principal executive offices)         (Zip Code)

   Securities to be registered pursuant to Section 12(b) of the Act:


                                                  Name of each exchange
    Title of each class                            on which each class
    to be so registered                            is to be registered


Series A Junior Participating                    New York Stock Exchange
Preferred Stock Purchase
Rights

-----------------------------                    -----------------------------

-----------------------------                    -----------------------------

-----------------------------                    -----------------------------


     If this Form relates to the registration of a class of
debt securities and is effective upon filing pursuant to
General Instruction A.(c)(1), please check the following box.         [ ]

     If this Form relates to the registration of a class of
debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction
A.(c)(2), please check the following box.                             [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

                              None
       --------------------------------------------------
                        (Title of Class)



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         INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.   Description of Registrant's Securities to be Registered.

     Description of Registrant's Securities to be Registered.

     On August 1, 1986, the Board of Directors of Durco International Inc. (then known as The Duriron Company, Inc.) (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock of $1.25 par value ("Common Stock") of the Company. Each Right entitles the registered holder to purchase from the Company one one- hundredth (1/100) of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company ("Series A Preferred Stock"), at a price of $90.00 per one-hundredth (1/100) of a share ("Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated August 1, 1986 between the Company and Bank One, Dayton, N.A., as amended by the Amendment to Rights Agreement dated August 1, 1996 ("the Rights Agreement") between the Company and Keybank National Association, as Rights Agent ("Rights Agent").

     Until the close of business on the earlier of (i) the tenth day after a public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than the Company, any subsidiary of the Company or any employee benefit plan, employee stock plan or dividend reinvestment plan of the Company or of any subsidiary of the Company ("Exempt Person"), has acquired, or obtained the right to acquire, beneficial ownership of securities of the Company representing 20% or more of the outstanding Common Stock of the Company (the "Stock Acquisition Date") or (ii) the tenth day after the commencement of, or public announcement of an intention to make, a tender or exchange offer (other




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than a tender or exchange offer by an Exempt Person) the consummation of which would result in the ownership of 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of August 13, 1986, by such Common Stock certificate with a copy of the Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after August 13, 1986 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after August 13, 1986 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates with or without the aforesaid legend or a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such








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separate certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on August 13, 2006, unless earlier redeemed by the Company as described below.

     The Series A Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. Series A Preferred Stock may not be issued except upon exercise of Rights. Each share of Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $14.00 per share or 100 times the cash dividends declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 100 times the cash dividends declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $3,000 per share or 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and



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voting are protected by antidilution provisions. Whenever there are arrearages in dividend payments on the Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, the Company shall not purchase any shares of Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication, to all holders of such shares as the Board of Directors shall determine will result in fair treatment among the respective series or classes.

     The number of shares of Series A Preferred Stock issuable upon exercise of the Rights and the Purchase Price are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Purchase Price is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock. The number of shares of Series A Preferred Stock issuable upon exercise of the Rights and the Purchase Price are also subject to adjustment from time to time in the event of a combination, consolidation or reclassification of the Series A Preferred Stock.

     Unless the Rights are earlier redeemed, in the event that, after the Rights have become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price,




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that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

     In the event any Acquiring Person, directly or indirectly, (1) merges into the Company or otherwise combines with the Company in a transaction in which the Company is the continuing or surviving corporation of such merger or combination and the Common Stock of the Company remains outstanding and no shares thereof shall be changed into or exchangeable for Stock or other securities of any other person or of the Company or cash or any other property, (2) transfers, in one or more transactions, any assets to the Company in exchange for capital stock of the Company or for securities exercisable for or convertible into capital stock of the Company or otherwise obtains from the Company with or without consideration, any capital stock of the Company or securities exercisable for or convertible into capital stock of the Company (other than as part of a pro rata offer or distribution to all holders of such Stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes (in one or more transactions) to, from or with the Company or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to the Company or such subsidiaries than the Company or such subsidiaries would be able to obtain in arm's-length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of the Company's subsidiaries for services other than compensation for employment as a regular or part-time employee or fees for serving as a director at rates in accordance with the Company's (or its subsidiaries') past practice, or (5) receives the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance on terms and conditions less favorable to the Company or such subsidiaries than the Company or such subsidiaries would be able to obtain in arm's-length negotiation with an unaffiliated third party, then, and in each such case, proper provision shall be made so that each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of the Company's Series A Preferred Stock having a market value at the time of the transaction equal to two times the Purchase Price. This same right shall be available to each holder of record of a Right, other than the Acquiring Person, if, while there is an Acquiring Person, there shall occur, any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person. The holder of any Rights that are or were at any time beneficially owned by an Acquiring Person on or after the earlier of the Stock Acquisition Date or the Distribution Date, which is or was involved in or which caused or facilitated, directly or indirectly, the event or transaction or transactions described in this paragraph shall not be entitled to the benefit of the adjustment described in this paragraph.

     Fractions of shares of Series A Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

     At any time until the tenth day following the Stock Acquisition Date (subject to extension by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

     Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law, and will not change the way in which shareholders can presently trade the Company's shares of Common Stock. If the Rights should become exercisable, shareholders, depending on the then existing circumstances, may recognize taxable income.

     Subsequent to the issuance of any shares of Series A Preferred Stock, the provisions of the Certificate of Amendment and the Certificate of Incorporation of the Company shall not be amended in any manner which would materially affect the rights, privileges or powers of the Series A Preferred Stock without, in addition to any other vote of shareholders required by law, the affirmative vote of the holders of eighty percent or more of the outstanding shares of Series A Preferred Stock, voting together as a single class.

     At any time after any person becomes an Acquiring Person, a majority of the members of the Board of Directors who were in office at the time the person became an Acquiring Person (the "Continuing Directors") may, at their option, exchange all or part of the then outstanding and exercisable Rights (exclusive of any Rights that are or were at any time on or after the earlier of the Stock Acquisition Date or the Distribution Date acquired or beneficially owned by any Acquiring Person or any associate or affiliate of any such Acquiring Person, or any transferee of such Rights) (the "Excluded Rights") for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Distribution Date (such exchange ratio being hereinafter referred to as the "Exchange Ratio").

     Immediately upon action of the Continuing Directors electing to exchange such Rights in the manner described above and without any further action and without any notice, the right to exercise such Rights will terminate and thereafter the only right of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio.

     The Company, at its option, may substitute another security having rights approximately equivalent to those then carried by a share of Common Stock (the "Common Stock Equivalent") for shares of Common Stock exchangeable for Rights, at the rate of one Common Stock equivalent for each share of Common Stock, so that each Common Stock Equivalent delivered in lieu of each share of Common Stock shall have essentially the same dividend, liquidation and voting rights as one share of Common Stock then has.

     As of June 17, 1997, there were 23,542,831 shares of Common Stock issued and outstanding, 1,026,794 shares of Common Stock held in the Company's treasury and 1,155,490 shares of Common Stock reserved for issuance under the Company's various stock option plans. If the proposed merger (the "Merger") between the Company and BW/IP, Inc. is consummated, the Company expects to issue approximately 16,915,000 additional shares of Common Stock.

     The Rights have certain anti-takeover effects. The Company's Certificate of Incorporation presently contains a supermajority provision and the By-Laws provide for a classified board, which could each have the effect of delaying, deferring or preventing a change in control. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. Since the Rights may be redeemed by the Company at $0.05 per Right at any time on or prior to the tenth day following the Stock Acquisition Date (subject to extension by the Board of Directors), the Rights should not interfere with any merger or other business combination approved by the Board prior to such time. The Board of Directors has previously approved the Merger.

     The form of Rights Agreement between the Company and Bank One, Dayton, National Association specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Amendment specifying the terms of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the form of Summary of Rights to Purchase Series A Junior Participating Preferred Stock is incorporated herein by reference and the Amendment to Rights Agreement between the Company and Keybank National Association is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such documents.

Item 2.             Exhibits.

     1 Form of Rights Agreement ("Rights Agreement") dated as of August 1, 1986 as filed as an Exhibit to Form
          8-A filed by the Registrant on August 13, 1986 is incorporated herein by reference

     2    Amendment to Rights Agreement dated August 1, 1996

     3 All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                           DURCO INTERNATIONAL INC.,


                             by  /s/ Ronald F. Shuff
                                 -------------------
                                 Name:  Ronald F. Shuff
                                 Title: Vice President, Secretary and
                                        General Counsel

Date:  July 18, 1997

                                                             EXHIBIT 2

                 AMENDMENT TO RIGHTS AGREEMENT

                         THIS AMENDMENT, made and entered into as of
                    this 1st day of August, 1996, by and between THE DURIRON COMPANY, INC. (the "Company") and KEYBANK NATIONAL ASSOCIATION ("Key") is being executed under the following circumstances:


     A. The Company and Bank One, Dayton, N.A. ("Bank One") entered into a Rights Agreement dated August 1, 1986 ("Rights Agreement"), pursuant to which Bank One was appointed to act as a rights agent (the "Rights Agent") under the Rights Agreement. Bank One gave notice of its resignation as Rights Agent under the Rights Agreement in 1987 with the Company appointing an affiliate of Bank One as successor Rights Agent pursuant to Section 21 of the Rights Agreement. Effective October 1, 1995 such affiliate of Bank One gave notice of its resignation of Rights Agent. The Company, in accordance with Section 21 of the Rights Agreement and in compliance with other provisions thereof, appointed Society National Bank ("Society") as successor Rights Agent effective October 1, 1995, and Society accepted the appointment of the position as successor Rights Agent effective on October 1, 1995. Effective June 17, 1996, Key became the successor by merger to Society, and Key now serves as Rights Agent.

     B. NOW, THEREFORE, the Company and Key hereby amend the Rights Agreement as follows, pursuant to Section 26 of the Rights Agreement:

          1. The second sentence of Section 4 of the Rights Agreement is amended by changing the figure "$30.00" to "$90.00".

          2. Section 7(a) and Section 7(b) of the Rights Agreement are amended and restated to read as follows:

             EXERCISE OF RIGHTS; PURCHASE PRICE;
             EXPIRATION DATE OF RIGHTS.

          (a) The Rights shall become exercisable following the close of business on the Distribution Date. The Rights may be exercised to purchase Preferred Stock, except as otherwise provided herein, in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed (with such signature duly guaranteed), to the Rights Agent at the Securityholder Services Department of the Rights Agent in Cleveland, Ohio, together with payment of the Purchase Price with respect to each Right exercised, subject to adjustment as hereinafter provided, at or prior to the close of business on the earlier of (i) August 13, 2006 ("Final Expiration Date"), or (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (such earlier date being herein referred to as the "Expiration Date").

          (b) The Purchase Price for each one one-hundredth (1/100) of a share of Preferred Stock issued pursuant to the exercise of a Right shall initially be $90.00. The Purchase Price and the number of shares of Preferred Stock or other securities to be acquired upon exercise of a Right shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof. The Purchase Price shall be payable in lawful money of the United States of America, in accordance with paragraph (c) below.

          3. New Sections 7(e), 7(f) and 7(g) are added to the
Rights Agreement and shall read as follows:

          (e) At any time after any Person becomes an Acquiring Person, a majority of the members of the Board of Directors who were in office at the time the Person became an Acquiring Person (with such members being called "Continuing Directors" hereafter) may, at their option, exchange all or part of the then outstanding and exercisable Rights (exclusive of any Rights that are or were at any time on or after the earlier of the Stock Acquisition Date or the Distribution Date acquired or beneficially owned by any Acquiring Person or any Associate or Affiliate of any such Acquiring Person, or any transferee of such Rights) (such excluded rights being hereinafter referred to as the "Excluded Rights") for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Distribution Date (such exchange ratio being hereinafter referred to as the "Exchange Ratio").

          (f) Immediately upon the action of the Continuing Directors electing to exchange any Rights pursuant to Section 7(e) and without any further action and without any notice, the right to exercise such Rights will terminate and thereafter the only right of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the numbers of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly thereafter give notice of such exchange to the Rights Agent and the holders of the Rights to be exchanged in the manner set forth in Section 24; provided that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives such notice. Each such notice of exchange will state the method by which the exchange of shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Excluded Rights) held by each holder of Rights.

          (g) In any exchange pursuant to this Section 7, the Company, at its option, may substitute another security (having rights approximately equivalent to those then carried by a share of Common Stock, such other security being hereinafter referred to as a "Common Stock Equivalent") for shares of Common Stock exchangeable for Rights, at the rate of one Common Stock equivalent for each share of Common Stock, so that each Common Stock Equivalent delivered in lieu of each share of Common Stock shall have essentially the same dividend, liquidation and voting rights as one share of Common Stock then has.

          4. Exhibit B (Form of Right Certificate) is amended by changing the figure "$30.00" to "$90.00".

          The remainder of the Plan shall remain unchanged, and the Plan, as so amended above, shall remain in full force and effect.

          IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Rights Agreement as of the day and year first above written.


THE DURIRON COMPANY, INC.          KEYBANK NATIONAL ASSOCIATION

by  /s/ Ronald F. Shuff            by  /s/ Caroline Lukez-Byrne
    -------------------                ------------------------
    Ronald F. Shuff                    Caroline Lukez-Byrne
    Vice President - Secretary         Assistant Vice President
    & General Counsel